PRESS RELEASE
For Immediate Release

17 June 2002, Toronto, Ontario

Not for release, publication or distribution in or into Australia or Japan

RECOMMENDED SHARE EXCHANGE OFFER BY MERIDIAN GOLD INC. FOR BRANCOTE HOLDINGS
PLC (THE “OFFER”)

Result of Brancote’s Extraordinary General Meeting
and
level of acceptances under the Offer

Meridian Gold Inc. (“Meridian”) and Brancote Holdings PLC (“Brancote” or the “Company”) are pleased to announce that at this morning’s Extraordinary General Meeting convened to approve the increase in Brancote’s authorised share capital and to give authority to the directors of Brancote to allot shares to the holders of the minority interest in the Company’s subsidiary, Minera El Desquite S.A., all the resolutions set out in the notice convening the meeting were duly passed.

It is noted that all the conditions to the Offer relating to required regulatory or third party consents have been satisfied.

By 3.00 p.m. on 17 June 2002, valid acceptances of the Offer had been received by Meridian in respect of 17,976,897 Brancote shares, representing 20.29 per cent of Brancote’s issued share capital.

The valid acceptances of the Offer referred to above include acceptances in respect of 15,559,697 Brancote shares, representing 17.56 per cent of Brancote’s existing issued share capital, held by directors of Brancote and Consolidated Press International Limited, the Company’s largest shareholder, in respect of which irrevocable undertakings to Meridian to accept the Offer were given prior to the commencement of the Offer. In addition, since the commencement of the Offer certain directors of Brancote have exercised options over 901,778 Brancote shares and valid acceptances of the Offer in respect of 151,778 of the resulting shares have been received by Meridian.

The first closing date of the Offer is 3.00 p.m. on 26 June 2002.

Meridian has filed a registration statement on Form F-4 with the SEC that includes the offer document/prospectus relating to the exchange offer. Brancote shareholders are urged to read the offer document/prospectus before they make any decision with respect to the exchange offer. Brancote shareholders and Meridian shareholders may obtain a free copy of the offer document/prospectus and other documents filed by Meridian with the SEC at the SEC’s website at www.sec.gov. The offer document/prospectus and other documents may also be obtained for free upon written or oral request from Meridian, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone +1 775 850 3777.

PRESS ENQUIRIES

Meridian Wayne Hubert	Tel: +1 775 850 3730

Standard Bank London Limited Andrew King	Tel: +44 20 7815 4311

BMO Nesbitt Burns Inc. Egizio Bianchini	Tel: +1 416 359 6196

Brancote Richard Prickett Bill Humphries	Tel: +44 20 7495 5366

Brown, Shipley & Co. Limited William Staple	Tel: +44 20 7606 9833

Holborn David Bick	Tel: +44 20 7929 5599

The Offer is not being made, directly or indirectly, in or into Australia or Japan, or by the use of, the mails of or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia or Japan.

Standard Bank, which is regulated in the UK by the Financial Services Authority, is acting for Meridian and no one else in connection with the Offer and will not be responsible to anyone other than Meridian for providing the protections afforded to clients of Standard Bank nor for providing advice in relation to the Offer.

Brown Shipley, which is regulated in the UK by the Financial Services Authority, is acting for Brancote and no one else in connection with the Offer and will not be responsible to anyone other than Brancote for providing the protections afforded to clients of Brown Shipley nor for providing advice in relation to the Offer.

For further information, please contact:

Wayne M. Hubert
Vice President, Corporate Development & Investor Relations
Meridian Gold Inc.

Tel: (800) 572-4519 or (775) 850-3777
Fax: (775) 850-3733
E-mail: wayne.hubert@meridiangold.com